Exhibit 99.4

Disclosure as per Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 on the result of voting at the Court Convened Meeting of the Equity Shareholders of Vedanta Limited held on Thursday, September 8, 2016

Company Name	VEDANTA LIMITED
Date of the ~~AGM/EGM~~ - Court Convened Meeting	September 8, 2016
Total number of shareholders on record date	369882
Record Date	September 3, 2016
No. of shareholders present in the meeting either in person or through proxy:
Promoters and Promoter Group:	5
Public:	156
No. of Shareholders attended the meeting through Video Conferencing
Promoters and Promoter Group:	0
Public:	0

Agenda Matter	1. Approval of the Scheme of Arrangement between Cairn India Limited and Vedanta Limited and their respective shareholders and creditors

Resolution required: (Ordinary/ Special)	Approval of majority in number representing three fourth in value of shareholders for the proposed scheme of arrangement of Cairn India Limited with Vedanta Limited and their respective shareholders and creditors

Whether promoter/ promoter group are interested in the agenda/resolution?	No
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1,764,453,520	270,096	0.02	270,096	—	100.00	—
	Poll		1,764,165,424	99.98	1,764,165,424	—	100.00	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Institutions	E-Voting	689,767,699	417,266,376	60.49	417,266,376	—	100.00	—
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
Public- Non Institutions*	E-Voting	510,473,020	236,001,400	46.23	235,909,949	91,451	99.96	0.04
	Poll		10,028,866	1.96	10,028,866	—	100.00	—
	Postal Ballot (if applicable)		—	—	—	—	—	—

	Total	2,964,694,239	2,427,732,162	81.89	2,427,640,711	91,451	100.00	0.00

*	Public - Non Institutions include shareholding of Twinstar Holdings Limited (Foreign Promoter) which holds 2,48,23,177 ADS representing 9,92,92,708 equity shares. One(l) American Depository Shares represents four (4) equity shares.

For Vedanta Limited

Compliance Officer